Exhibit 99.4

Notice of meetings

The health and safety of our shareholders, employees, clients and communities is a top priority. Although the COVID-19 situation has improved since our 2022 annual meeting, we may consider holding virtual-only meetings in light of the continued and unpredictable nature of COVID-19, and potential protocols recommended by public health authorities and organizations or our Chief Medical Director.

When	Business of the annual and special meeting of common shareholders
Wednesday, April 5, 2023 9:30 a.m. (Central Time)	At the meeting, shareholders will:

Where

Via live webcast online:

at web.lumiagm.com/421160152

Password: rbc2023 (case sensitive)

In person:

Delta Hotels Bessborough

601 Spadina Crescent East

Saskatoon, Saskatchewan

Please visit our website at rbc.com/investorrelations for the most current information about attending the meetings.

You should allow at least 15 minutes to check into the applicable online meeting and complete the related registration.

See pages 13 and 14 of the 2023 management proxy circular (circular) for detailed information on how to attend the meetings.

Receive our financial statements for the years ended October 31, 2022 and 2021 and the related auditor’s reports in our 2022 annual report (see page 7 of the circular)
Elect directors (see page 7 and pages 16 to 23 of the circular)
Appoint our auditor (see pages 7, 52 and 53 of the circular)
Have a say on our approach to executive compensation (see page 7 and the Executive compensation section, pages 57 to 100 of the circular)

Consider an ordinary resolution to approve an amendment to the bank’s stock option plan to extend the exercise period of stock options that expire during a blackout period or shortly thereafter (see pages 7 and 8 of the circular)

Consider a special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time (see pages 8 and 9 of the circular)

Consider the shareholder proposals set out in Schedule A of the circular that are properly introduced at the meeting, and
Transact any other business that may properly come before the meeting.
Business of the special meeting of first preferred shareholders
At the meeting, first preferred shareholders will:

Consider a special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time (see pages 9 and 10 of the circular)

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we are using notice-and-access to deliver our circular to our registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders.

This means that instead of receiving a paper copy of the circular and the annual report (the meeting materials), you are receiving this notice, which explains how to access these materials online. You will also find on the back of this notice information on how to request paper copies of the meeting materials if you prefer.

You will find enclosed a form of proxy or a voting instruction form so you can vote your shares.

For the special meeting of first preferred shareholders, we are sending a notice explaining how to access the meeting materials online as well as a voting instruction form to all first preferred shareholders, including those who may have declined to receive any meeting materials.

How to access the meeting materials

∎ On the Computershare Trust Company of Canada (Computershare) website: envisionreports.com/RBC2023

∎ On our website: rbc.com/investorrelations

∎ On SEDAR: sedar.com

∎ On EDGAR: sec.gov/edgar.shtml

Notice-and-access is environmentally friendly as it reduces paper and energy consumption.

How to vote

There are two ways you can vote: by proxy or at the applicable meeting either online or in person.

Unless you intend to vote at the meeting, we encourage you to vote as early as possible using the enclosed form of proxy or voting instruction form so your RBC common shares or first preferred shares are represented at the applicable meeting. Computershare, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Monday April 3, 2023.

You will not receive another form of proxy or voting instruction form. Please retain your current one to vote your shares.

If you wish to attend and vote at either meeting, there are additional steps you MUST take.

Please refer to pages 10 to 13 of the circular for detailed information on how to vote.

We encourage you to read the circular before voting.

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials at no cost up to one year from the date the circular was filed on SEDAR as follows:

Before the meetings		After the meetings
Non-registered (beneficial) shareholders	Visit proxyvote.com or call 1-877-907-7643 (Canada/U.S.) or 303-562-9305 (International) and enter the 16-digit control number located on your voting instruction form.	Call 1-866-964-0492 (Canada/U.S.) or 514-982-8714 (International) or write to service@computershare.com with the following subject line: "RBC – Request for meeting material".
Registered shareholders	Call 1-866-962-0498 (Canada/U.S.) or 514-982-8716 (International) and enter your 15-digit control number located on your form of proxy.

In order to receive the meeting materials in advance of the voting deadline and meeting date, we must receive your request no later than 5:00 p.m. (Eastern Time) on Monday, March 20, 2023. The meeting materials will then be sent to you within three business days of receiving your request. If you submit your request after the meetings, the meeting materials will be sent to you within 10 calendar days of receiving your request. Please note that you will not receive another voting instruction form or form of proxy.

Who to contact if you have questions about notice-and-access or about the meeting

Please call Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International).

Sign up for eDelivery

You can receive shareholder materials, including this notice as well as the form of proxy or voting instructions form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster.

Non-registered (beneficial) shareholders

Go to proxyvote.com and sign up using the control number on your voting instruction form or, after the meetings, contact your intermediary.

Registered shareholders

Go to investorvote.com and sign up using the control number on your proxy form or go to investorcentre.com/rbc and click on “Receive Documents Electronically”.

® / ™ Trademark(s) of Royal Bank of Canada.	125847 (02/2023)